Filed Pursuant to Rule 424(b)(2)
Registration No. 333-185049

Amended and Restated Pricing Supplement, dated May 8, 2014* to the

Pricing Supplement dated June 24, 2013 to the

Prospectus dated December 28, 2012

Prospectus Supplement dated December 28, 2012 and Product Prospectus Supplement (Rate Linked Notes, Series A) dated December 28, 2012

The Bank of Nova Scotia

$5,000,000

Callable Steepener Notes, Series A

Due June 27, 2033

• 100% repayment of principal at maturity, subject to the credit risk of the Bank • 20-year stated term • Callable by the Bank semi-annually on or after the first anniversary of issuance

•  Semi-annual interest payments

•  Fixed 10.25% per annum Interest Rate for first year, variable per annum Interest Rate thereafter linked to 4 times the excess of the 30yr CMS minus 5yr CMS minus 0.50%, capped at 10.25%

The Callable Steepener Rate Notes, Series A Due June 27, 2033 (the “Notes”) offered hereunder are unsecured obligations of The Bank of Nova Scotia and are subject to investment risks including possible loss of the Principal Amount invested due to the credit risk of The Bank of Nova Scotia. As used in this pricing supplement, the “Bank,” “we,” “us” or “our” refers to The Bank of Nova Scotia.

The Notes will not be listed on any U.S. securities exchange or automated quotation system.

The Notes are redeemable at our option, in whole, but not in part, on each stated Call Payment Date, from and including the First Call Date, upon notice by us to DTC on or before the corresponding Call Notice Date, at an amount that will equal the Principal Amount of your Notes plus the Interest Payment applicable to such Interest Payment Date. If the Notes are called prior to the Maturity Date, you will be entitled to receive only the Principal Amount of the Notes and any accrued and unpaid Interest Payment in respect of Interest Payment Dates occurring on or before the Call Payment Date. In this case, you will lose the opportunity to continue to be paid Interest Payments in respect of Interest Payment Dates ending after the Call Payment Date.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NOTES OR PASSED UPON THE ACCURACY OR THE ADEQUACY OF THIS DOCUMENT, THE ACCOMPANYING PROSPECTUS, PROSPECTUS SUPPLEMENT OR PRODUCT PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE NOTES ARE NOT INSURED BY THE CANADA DEPOSIT INSURANCE CORPORATION PURSUANT TO THE CANADA DEPOSIT INSURANCE CORPORATION ACT, THE UNITED STATES FEDERAL DEPOSIT INSURANCE CORPORATION, OR ANY OTHER GOVERNMENTAL AGENCY OF CANADA, THE UNITED STATES OR ANY OTHER JURISDICTION.

Scotia Capital (USA) Inc., our affiliate, will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. Scotia Capital (USA) Inc. or any of its affiliates or agents may use this pricing supplement in market-making transactions in the Notes after their initial sale.  Unless we, Scotia Capital (USA) Inc. or another of its affiliates or agents selling such Notes to you informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.  See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement and “Supplemental Plan of Distribution” on page PS-32 of the accompanying product prospectus supplement.

Investment in the Notes involves certain risks.  You should refer to “Additional Risk Factors” in this pricing supplement and “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the accompanying product prospectus supplement and “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement and page 5 of the accompanying prospectus.

	Per Note	Total
Price to public[1]	100.00%	$5,000,000
Underwriting commissions[2]	3.50%	$175,000
Proceeds to Bank of Nova Scotia[3]	96.50%	$4,825,000

The difference between the estimated value of your Notes and the original issue price reflects costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Trade Date and you may lose all or a substantial portion of your initial investment. The Bank’s profit in relation to the Notes will vary based on the difference between (i) the amounts received by the Bank in connection with the issuance and the reinvestment return received by the Bank in connection with those funds and (ii) the costs incurred by the Bank in connection with the issuance of the Notes and the hedging transactions. The Bank’s affiliates will also realize a profit that will be based on the (i) cost of creating and maintaining the hedging transactions minus (ii) the payments received on the hedging transactions.

We will deliver the Notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about June 27, 2013 against payment in immediately available funds.

Scotia Capital (USA) Inc.

* This amended and restated pricing supplement amends, restates and supersedes the pricing supplement dated June 24, 2013 in its entirety by inserting the definition of Interest Reset Date in the "Summary" section. We refer to this amended and restated pricing supplement as the “pricing supplement.”

1 Certain fiduciary accounts may pay a purchase price of at least $965.00 (96.50%) per $1,000 principal amount of the Notes and third party distributors involved in such transactions may not charge any fees with respect to such sales.

2 Scotia Capital (USA) Inc. or one of our affiliates will purchase the Notes at the Principal Amount and as part of the distribution, will pay discounts and underwriting commissions of $35.00 (3.50%) per $1,000 Principal Amount of Notes in connection with the distribution of the Notes. Scotia Capital (USA) Inc. may also receive a structuring and development fee of up to $0.50 (0.05%) per $1,000 principal amount of the Notes.  See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

3 Excludes potential profits from hedging. For additional considerations relating to hedging activities see “Additional Risk Factors - The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement.

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the prospectus, the prospectus supplement and the product prospectus supplement, each filed with the SEC. See “Additional Terms of Your Notes” in this pricing supplement.

Issuer:	The Bank of Nova Scotia (the “Issuer” or the “Bank”)
Type of Note:	Callable Steepener Rate Notes, Series A
CUSIP/ISIN:	CUSIP 064159CD6 / ISIN US064159CD65
Minimum Investment:	$1,000
Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
Principal Amount:	$1,000 per Note
Currency:	U.S. Dollars
Trade Date:	June 24, 2013
Pricing Date:	June 24, 2013
Original Issue Date:	June 27, 2013
Maturity Date:	June 27, 2033
Business Day:	Any day which is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law, regulation or executive order to close in New York, Toronto, and London.
Interest Payment:

With respect to each Interest Payment Date, for each $1,000 Principal Amount of Notes, the Interest Payment will be calculated as $1,000 × 1/2 × Interest Rate.

Each Interest Payment is paid semi-annually and is calculated on a 30/360 unadjusted basis; (i)“30/360” means that Interest Payment is calculated on the basis of twelve 30-day months and (ii) “unadjusted” means that an Interest Payment Date may be delayed if it falls on a Saturday, Sunday or other non Business Day. As a result, each Interest Payment period will consist of 180 days (six 30-day months) and Interest Payments will accrue based on 180 days of a 360-day year. See Payment at Maturity” and “Interest” on page P-6 of this pricing supplement.

Interest Rate:

From and including the Original Issue Date to but excluding June 27, 2014

The Fixed Interest Rate

From and including June 27, 2014 to but excluding the earlier of Maturity Date or Call Date (“the Floating Interest Rate Period”):

The Floating Interest Rate

Fixed Interest Rate:	10.25% per annum
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Floating Interest Rate:	For each Interest Period during the Floating Interest Rate Period, a variable rate per annum equal to the product of:
Leverage Factor x (CMS Reference Index minus Spread) subject to the Minimum Interest Rate and the Maximum Interest Rate.
CMS Reference Index:

The 30-Year Constant Maturity Swap Rate (which we refer to as “30CMS”) minus the 5-Year Constant Maturity Swap Rate (which we refer to as “5CMS”), expressed as a percentage and calculated as of the CMS Reference Index Determination Date for such any Interest Period during the Floating Interest Rate Period.

30CMS is, on any day, the fixed rate of interest payable on an interest rate swap with a 30-year maturity as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 a.m. New York City time on that day; provided that for the determination of 30CMS on any calendar day, the “CMS reference determination date” shall be that calendar day unless that calendar day is not a U.S. Government Securities Business Day, in which case the 30CMS level shall be the 30CMS level on the immediately preceding U.S. Government Securities Business Day.

5CMS is, on any day, the fixed rate of interest payable on an interest rate swap with a 5-year maturity as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 a.m. New York City time on that day; provided that for the determination of 5CMS on any calendar day, the “CMS reference determination date” shall be that calendar day unless that calendar day is not a U.S. government securities business day, in which case the 5CMS level shall be the 5CMS level on the immediately preceding U.S. government securities business day.

Spread:	0.50%
Leverage Factor:	4
Minimum Interest Rate:	0.00% per annum
Maximum Interest Rate:	10.25% per annum
CMS Reference Index Determination Date:	During the Floating Interest Rate Period, five (5) U.S. Government Securities Business Days prior to the related Interest Reset Date at the start of the applicable Interest Period.
Interest Reset Date:	For each Interest Period, the Interest Payment Date constituting the start of such Interest Period (or with respect to the first Interest Period, the Original Issue Date).
U.S. Government Securities Business Day:	Any day except for a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
Interest Period:	The semi-annual period from and including a scheduled Interest Payment Date, up to but excluding the next succeeding scheduled Interest Payment Date; provided, however the Initial Interest Period shall be from the Original Issue Date, to but excluding the next succeeding schedule Interest Payment Date.
Interest Payment Dates:

The 27th calendar day of each June and December commencing on December 27, 2013 and ending on the Maturity Date.

If these days are not Business Days, Interest Payments will actually be paid on the dates determined as described below.

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Day Count Fraction:	30/360, unadjusted, following business day convention (all as more fully described below).
First Call Date:	June 27, 2014
Call Provision:	The Notes are redeemable at our option, in whole, but not in part, on each stated Call Payment Date, from and including the First Call Date, upon notice by us to DTC on or before the corresponding Call Notice Date, at an amount that will equal the Principal Amount of your Notes plus the Interest Payment applicable to such Interest Payment Date. If the Notes are called prior to the Maturity Date (such date, the "Call Date"), you will be entitled to receive only the Principal Amount of the Notes and any accrued and unpaid Interest Payment in respect of Interest Payment Dates occurring on or before the Call Payment Date. In this case, you will lose the opportunity to continue to be paid Interest Payments in respect of Interest Payment Dates ending after the Call Payment Date.
Call Notice Date:	10 Business Days prior to the corresponding Call Payment Date.
Call Payment Date:	The 27th calendar day of each June and December, commencing on the First Call Date, provided that if any such day is not a Business Day, the Call Payment Date will be the next succeeding Business Day.
CMS Rate Fallback Provisions:	If 30CMS or 5CMS is not displayed by 11:00 a.m. New York City time on the Reuters Screen ISDAFIX1 Page on any day on which the level of the CMS Reference Index must be determined, such affected rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the Calculation Agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 30 year or 5 year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The Calculation Agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.
Form of Notes:	Book-entry
Calculation Agent:	Scotia Capital Inc., an affiliate of the Bank
Status:	The Notes will constitute direct, unsubordinated and unsecured obligations of the Bank ranking pari passu with all other direct, unsecured and unsubordinated indebtedness of the Bank from time to time outstanding (except as otherwise prescribed by law). Holders will not have the benefit of any insurance under the provisions of the Canada Deposit Insurance Corporation Act, the U.S. Federal Deposit Insurance Act or under any other deposit insurance regime.
Tax Redemption:	The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price equal to the Principal Amount thereof together with accrued and unpaid interest to the date fixed for redemption, if it is determined that changes in tax laws or their interpretation will result
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in the Bank (or its successor) becoming obligated to pay, on the next Interest Payment Date, additional amounts with respect to the Notes. See “Tax Redemption” in this pricing supplement.
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Use of Proceeds:	General corporate purposes
Clearance and Settlement:	Depository Trust Company
Terms Incorporated:	All of the terms appearing under the caption “General Terms of the Notes” beginning on page PS-10 in the accompanying product prospectus supplement, as modified by this pricing supplement.
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ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated December 28, 2012, as supplemented by the prospectus supplement dated December 28, 2012 and the product prospectus supplement (Rate Linked Notes, Series A) dated December 28, 2012, relating to our Senior Note Program, Series A, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.  The Notes may vary from the terms described in the accompanying product prospectus supplement in several important ways.  You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website at

http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000009631):

Prospectus dated December 28, 2012:

http://www.sec.gov/Archives/edgar/data/9631/000119312512518291/d459446d424b3.htm

Prospectus Supplement dated December 28, 2012:

http://www.sec.gov/Archives/edgar/data/9631/000119312512518324/d457877d424b3.htm

Product Prospectus Supplement (Rate Linked Notes, Series A), dated December 28, 2012

http://www.sec.gov/Archives/edgar/data/9631/000119312512518374/d457891d424b5.htm

The Bank of Nova Scotia has filed a registration statement (including a prospectus, a prospectus supplement, and a product prospectus supplement) with the SEC for the offering to which this pricing supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, The Bank of Nova Scotia, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and the product prospectus supplement if you so request by calling 1-416-866-3672.

PAYMENT AT MATURITY

If the Notes have not been called by us, as described elsewhere in this pricing supplement, we will pay you the Principal Amount of your Notes on the Maturity Date, plus the final interest payment.

In the event that the stated Maturity Date is not a Business Day, then relevant repayment of principal will be made on the next Business Day (“Following Business Day Convention”).

Interest

We describe payments as being based on a “day count fraction” of “30/360, unadjusted, Following Business Day Convention”.

This means that the number of days in the Interest Payment period will be based on a 360-day year of twelve 30-day months (“30/360”) and that the number of days in the Interest Payment period will be based on the days on which interest would have been paid if each such day was a Business Day, not on the actual days on which payment is made (“unadjusted”).

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If any Interest Payment Date falls on a day that is not a Business Day (including any Interest Payment Date that is also the Maturity Date), the relevant Interest Payment will be made on the next Business Day under the Following Business Day Convention.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine (i) your Principal Amount and (ii) any accrued but unpaid interest payable based upon the then applicable Interest Rate calculated on the basis of a 360-day year consisting of twelve 30-day months.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes.  For more information, see “Description of the Debt Securities We May Offer—Events of Default” beginning on page 21 of the accompanying prospectus.

TAX REDEMPTION

The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price equal to the Principal Amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

•	as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the Bank) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Pricing Date (or, in the case of a successor to the Bank, after the date of succession), and which in the written opinion to the Bank (or its successor) of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes; or

•	on or after the Pricing Date (or, in the case of a successor to the Bank, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in Canada (or the jurisdiction of organization of the successor to the Bank) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Bank (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Bank (or its successor) of legal counsel of recognized standing, will result (assuming, in the case of any announced prospective change, that such change, amendment, application, interpretation or action is applied to the Notes by the taxing authority and that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes;

and, in any such case, the Bank (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

In the event the Bank elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the Trustees a certificate, signed by an authorized officer, stating (i) that the Bank is entitled to redeem such Notes pursuant to their terms and (ii) the Principal Amount of the Notes to be redeemed.

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Notice of intention to redeem such Notes will be given to holders of the Notes not more than 45 nor less than 30 days prior to the date fixed for redemption and such notice will specify, among other things, the date fixed for redemption and the redemption price.

ADDITIONAL RISK FACTORS

An investment in the Notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the accompanying product prospectus supplement and “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement and on page 6 of the accompanying prospectus.

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and product prospectus supplement.

Your Investment is Subject to a Reinvestment Risk in the Event We Elect to Call the Notes.

We have the ability to call the Notes prior to the Maturity Date. In the event we decide to exercise the Call Provision, the amount of interest payable would be less than the amount of interest payable if you held the Notes until the Maturity Date.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk following our exercise of the Call Provision.  We may choose to call the Notes early or choose not to call the Notes early, in our sole discretion.  In addition, it is more likely that we will call the Notes prior to maturity if a significant decrease in U.S. interest rates or a significant decrease in the volatility of U.S. interest rates would result in greater interest payments on the Notes than on instruments of comparable maturity, terms and credit worthiness then trading in the market.

After the First Two Interest Periods, the Amount of Each Interest Payment on an Interest Payment Date is Variable.

Following the first two Interest Periods, you will receive interest on the applicable Interest Payment Date based on a rate per annum equal to the Leverage Factor multiplied by the difference of the CMS Reference Index fixed on the corresponding Interest Determination Date minus the Spread, subject to the Maximum Interest Rate and the Minimum Interest Rate. While the interest rate applicable to each Interest Payment Date after the first two Interest Periods will fluctuate because it is based on the CMS Reference Index, the interest rate for any Interest Payment Date will not be greater than the Maximum Interest Rate and will not be less than the Minimum Interest Rate.

Interest Rate Risk.

The return on the Notes is linked to a Fixed Interest Rate for the first year and to a Floating Interest Rate thereafter.

Fixed interest rate instruments are generally more sensitive to market interest rate changes. The prices of long-term debt obligations generally fluctuate more than prices of short-term debt obligations as interest rates change. Generally, when market interest rates rise, the prices of debt obligations fall, and vice versa. This risk may be particularly acute because market interest rates are currently at historically low levels. Therefore, an increase in market interest rates will adversely affect the value of your Notes.

Furthermore, there can be no assurance that the Floating Interest Rate shall exceed the Fixed Interest Rate, or that the Floating Interest Rate shall be positive. If the Floating Interest Rate is negative you may not earn any interest on your Notes

The Historical Performance of 30CMS and 5CMS are not an Indication of their Future Performance.

The historical performance of 30CMS and 5CMS should not be taken as an indication of their future performance during the term of the Notes. Changes in the levels of 30CMS and 5CMS will affect the trading price of the Notes, but it is impossible to

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predict whether such levels will rise or fall. There can be no assurance that the CMS Reference Index level will be positive. Furthermore, the historical performance of the CMS Reference Index does not reflect the return the Notes would have had because they do not take into account each other’s performance, the Leverage Factor, the Maximum Interest Rate or the Payment at Maturity.

Recent Regulatory Attention to the ISDAfix Process

It has been reported that certain U.S. and U.K. regulators are reviewing the process by which ISDAfix has been set. Any changes or reforms affecting the determination or supervision of ISDAfix in light of this regulatory attention may result in a sudden or prolonged increase or decrease in reported ISDAfix, which could have an adverse impact on the trading market for ISDAfix-benchmarked securities such as your Notes, the value of your Notes and any payments on your Notes.

30CMS and 5CMS as of any CMS Reference Index Determination Date may be less than 30CMS or 5CMS as of any Other Day during the Term of the Notes.

Because 30CMS and 5CMS for any relevant Interest Period will be determined solely as of five U.S. Government Securities Business Days prior to the previous Interest Reset Date, 30CMS and 5CMS will not be considered on any other dates during the term of the Notes. Therefore, even if 30CMS or 5CMS as of any day that is not the CMS Reference Index Determination Date for the applicable Interest Period is higher or lower, as applicable, than 30CMS or 5CMS as of such CMS Reference Index Determination Date, the amount of interest on the corresponding Interest Payment Date will not take into account that higher or lower level.

If The 30CMS or the 5CMS Change, the Value of the Notes May Not Change in the Same Manner.

Your Notes may trade quite differently from the 30CMS and the 5CMS. Changes in the 30CMS or the 5CMS may not result in a comparable change in the value of your Notes.

In No Event Will the Interest Rate on The Notes Exceed the Maximum Interest Rate.

The Maximum Interest Rate on the Notes for the Interest Periods after the first year is limited to the Maximum Interest Rate of 10.25% per annum. Even if the Floating Interest Rate is greater than the Maximum Interest Rate, the Notes will bear interest for such Floating Interest Rate Period only at 10.25% per annum. The Maximum Interest Rate may be lower than the interest rates for similar debt securities then prevailing in the market.

Because The Notes Accrue Interest at a Floating Rate after the First Year of Their Term, you may receive a Lesser

Amount of Interest in the Future.

Following the first year, the interest payable on the Notes during each semi-annual Floating Interest Rate Period will accrue at a per annum rate equal to the Floating Interest Rate, as determined on the CMS Reference Index Determination Date, subject to the Minimum Interest Rate and the Maximum Interest Rate. The CMS Reference Index may vary from time to time and there will be significant risks not associated with a conventional fixed−rate debt security. These risks include fluctuation of the 30CMS and the 5CMS and the possibility that, in the future, the interest rate on the Notes will decrease and may be as low as the Minimum Interest Rate for any Floating Interest Rate Period. We have no control over a number of factors that may affect the 30CMS and the 5CMS, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results.

Because The Notes Accrue Interest at a Fixed Rate During the First Year of Their Term, the Amount of Interest Payable on Your Notes on Each Interest Payment Date for any Fixed Interest Rate Period may be below Market Interest Rates.

Because interest payable on your Notes during the Fixed Interest Rate Period accrues at a fixed rate, there can be no guarantee that the interest you will receive on one or more of the Interest Payment Dates for the Fixed Interest Rate Period will be equal to or greater than the market interest rate on such dates. We have no control over a number of factors that may

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affect market interest rates, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results. You should have a view as to the Fixed Interest Rate on the Notes (as specified on the cover of this pricing supplement) and its level relative to market interest rates before investing, and you must be willing to forgo guaranteed market interest rates for the first year of the term of the Notes.

The Notes are Not Ordinary Debt Securities.

The Notes have certain investment characteristics that differ from traditional fixed income securities. Specifically, the performance of the Notes will not track the same price movements as traditional interest rate products. A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the above terms of the offering. The Issuer does not make any recommendation as to whether the Notes are a suitable investment for any person.

Your Yield may be lower than the Yield on Other Debt Securities of Comparable Maturity.

The yield that you will receive on your Notes may be less than the return you could earn on other investments. The interest payable for (i) any of the first 2 (two) Interest Periods is based on the Fixed Interest Rate, and (ii) any of the remaining Interest Periods is based on the Floating Interest Rate (subject to the Maximum Interest Rate and the Minimum Interest Rate). If there is a decline in the CMS Reference Index over the term of your Notes, the effective yield on your Notes for such Interest Period may be less than that which would be payable on a conventional fixed-rate debt security with the same Stated Maturity Date, including those of the Issuer. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your Investment is Subject to the Credit Risk of The Bank of Nova Scotia.

The Notes are senior unsecured debt obligations of The Bank of Nova Scotia and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus, prospectus supplement and product prospectus supplement, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of The Bank of Nova Scotia, except such obligations as may be preferred by operation of law.  Any payment to be made on the Notes, including the return of the Principal Amount at maturity or on the Call Payment Date, as applicable, depends on the ability of The Bank of Nova Scotia to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of The Bank of Nova Scotia may affect the market value of the Notes and, in the event The Bank of Nova Scotia were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Price at Which the Notes May Be Sold Prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased.

The price at which the Notes may be sold prior to maturity will depend on a number of factors. Some of these factors include, but are not limited to: (i) volatility of the level of interest rates and the market’s perception of future volatility of the level of interest rates, (ii) changes in interest rates generally, (iii) any actual or anticipated changes in our credit ratings or credit spreads, and (iv) time remaining to maturity. In particular, because the terms of the Notes permit us to redeem the Notes prior to maturity, the price of the Notes may be impacted by the call feature of the Notes. Additionally, the interest rates of the Notes reflect not only our credit spread generally but also the call feature of the Notes and thus may not reflect the rate at which a note without a call feature and increasing interest rate might be issued and sold.

Depending on the actual or anticipated level of interest rates, the market value of the Notes may decrease and you may receive substantially less than 100% of the issue price if you sell your Notes prior to maturity.

The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Scotia Capital (USA) Inc. or any other party is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower

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than the original issue price, since secondary market prices are likely to exclude underwriting commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that are included in the original issue price. The cost of hedging includes the projected profit that we and/or our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Scotia Capital (USA) Inc. as a result of dealer discounts, mark-ups or other transaction costs.

The Notes Lack Liquidity.

The Notes will not be listed on any securities exchange or automated quotation system.  Therefore, there may be little or no secondary market for the Notes.  Scotia Capital (USA) Inc. or any other dealer may, but is not obligated to, make a market in the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Scotia Capital (USA) Inc. or any other dealer is willing to purchase the Notes from you.  If at any time Scotia Capital (USA) Inc. or any other dealer were not to make a market in the Notes, it is likely that there would be no secondary market for the Notes.  Accordingly, you should be willing to hold your Notes to maturity.

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HISTORICAL INFORMATION

The following graph sets forth the historical difference between the 30-Year Constant Maturity Swap Rate and the 5-Year Constant Maturity Swap Rate for the period from January 1, 2003 to June 24, 2013. The historical difference between the 30-Year Constant Maturity Swap Rate and the 5-Year Constant Maturity Swap Rate should not be taken as an indication of the future performance of the CMS Reference Index. The graph below does not reflect the return the Notes would have had during the periods presented because it does not take into account the Leverage Factor or the Spread. We cannot give you any assurance that the level of the CMS Reference Index will be positive on any day on which the CMS Reference Index needs to be determined. We obtained the information in the graph below, without independent verification, from Bloomberg Financial Markets (“USSW30” for 30CMS and “USSW5” for 5CMS), which closely parallels but is not necessarily exactly the same as the Reuters Page price sources used to determine the level of the CMS Reference Index.

We have not undertaken an independent review or due diligence of the information obtained from Bloomberg Financial Markets. The historical performance of the CMS Reference Index should not be taken as an indication of its future performance. We cannot give you assurance that the performance of the CMS Reference Rate will result in any positive return on your initial investment.

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SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Scotia Capital (USA) Inc. or one of our affiliates will purchase the Notes at the Principal Amount and as part of the distribution of the Notes will pay discounts and underwriting commissions of $35.00 (3.50%) per $1,000 Principal Amount of Notes in connection with the distribution of the Notes. Certain fiduciary accounts may pay a purchase price of at least $965.00 (96.50%) per $1,000 principal amount of the Notes, and third-party distributors involved in such transactions may not charge any fees with respect to such sales. Scotia Capital (USA) Inc. may also receive a structuring and development fee of up to $0.50 (0.05%) per $1,000 Principal Amount of the Notes.

In addition, Scotia Capital (USA) Inc. or another of its affiliates or agents may use the product prospectus supplement to which this pricing supplement relates in market-making transactions after the initial sale of the Notes. While Scotia Capital (USA) Inc. may make markets in the Notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the sections titled “Supplemental Plan of Distribution” in the accompanying prospectus supplement and product prospectus supplement.

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

Conflicts of Interest

Each of Scotia Capital (USA) Inc. and Scotia Capital Inc. is an affiliate of the Bank and, as such, has a ‘‘conflict of interest’’ in this offering within the meaning of FINRA Rule 5121. In addition, the Bank will receive the gross proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Neither Scotia Capital (USA) Inc. nor Scotia Capital Inc. is permitted to sell the Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Scotia Capital (USA) Inc. and its affiliates are full service financial institutions engaged in various activities,  which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.  Scotia Capital (USA) Inc. and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Bank, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, Scotia Capital (USA) Inc. and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Bank.  Scotia Capital (USA) Inc. and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

CERTAIN CANADIAN INCOME TAX CONSEQUENCES

See “Canadian Taxation” at page 37 of the accompanying prospectus.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

We intend to treat the Notes as "variable rate debt instruments" for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes in this manner for all U.S. federal income tax purposes. If your Notes are so treated, all of the stated interest on the Notes should be treated as qualified stated interest for purposes of applying the original issue discount rules and should therefore be included in your income as ordinary income in accordance with your

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regular method of accounting for U.S. federal income tax purposes. Additionally, you should generally recognize capital gain or loss upon the sale, exchange, redemption or payment on maturity in an amount equal to the difference between the amount you receive at such time (excluding the amount attributable to any Interest Payment) and the amount that you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

You should carefully consider the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement. In particular, U.S. holders (as defined in the prospectus) should review the discussion under “—Fixed Rate Notes, Floating Rate Notes, Inverse Floating Rate Notes, Step Up Notes, Leveraged Notes, Range Accrual Notes, Dual Range Accrual Notes and Non-Inversion Range Accrual Notes” and “—Sale, Redemption or Maturity of Notes that Are Not Treated as Contingent Payment Debt Instruments” under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—U.S. Holders—Where the term of your notes exceeds one year” in the product prospectus supplement and non-U.S. holders (as defined in the prospectus) should review the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Non-U.S. Holders” in the product prospectus supplement. U.S. holders should also review the discussion under “—Treasury Regulations Requiring Disclosure of Reportable Transactions”, “—Information With Respect to Foreign Financial Assets” and “Backup Withholding and Information Reporting” under “United States Taxation” in the prospectus.

Foreign Account Tax Compliance Act. Sections 1471 through 1474 of the Internal Revenue Code (which are commonly referred to as “FATCA”) generally impose a 30% withholding tax on certain payments, including “pass-thru” payments to certain persons if the payments are attributable to assets that give rise to U.S.-source income or gain. Pursuant to recently issued final Treasury regulations, this withholding tax would not be imposed on payments pursuant to obligations that are outstanding on January 1, 2014 (and are not materially modified after December 31, 2013). Accordingly, FATCA withholding generally is not expected to be required on the Notes. If, however, withholding is required as a result of future guidance, we (and any paying agent) will not be required to pay additional amounts with respect to the amounts so withheld.

Significant aspects of the application of FATCA are not currently clear and Investors should consult their own advisors about the application of FATCA, in particular if they may be classified as financial institutions under the FATCA rules.

Prospective purchasers of the Notes should consult their tax advisors as to the federal, state, local and other tax consequences to them of acquiring, holding and disposing of the Notes and receiving payments under the Notes.

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